EXHIBIT 6.4

HYDROGEN FUELING STATION LEASE

THIS Hydrogen Fueling Station Lease (this "HFS Lease"), granted on this 29th. day of December, 2014 (the "Effective Date"), by and between Royal Petroleum, Inc., a corporation organized and existing under the laws of the State of California, whose address is PO Box 4529, Petaluma, CA 94955, herein called "Station"; and HyGen Industries, Inc., a California corporation, whose mailing address is P.O. Box 6911, Eureka, CA 95502, herein called "HGI".

RECITALS

A.  Station is the tenant of that certain real property located in Sonoma County, California, and more particularly described on Exhibit A ("Station's Property") attached hereto and incorporated herein.

B.  HGI desires to lease a portion of the Station's Property consisting of approximately 400 square feet and identified in Exhibit A1 attached hereto ("Leased Property") to construct, install, operate and maintain a hydrogen fueling station that will include a fueling island for 1 or 2 dispensers on the Station's Property ("HGI Use"), and Station desires to lease to HGI the Leased Property in accordance with this HFS Lease

NOW, THEREFORE, for valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1.  HGI Station. HGI use on the Leased Property is limited to the HGI Use identified above.  HGI has examined, and accepts the Leased Property, in its present "as-is" condition.  HGI shall bear sole responsibility constructing, maintaining, operating and liability relating to the HGI Use.  HGI agrees (i) to construct, install, operate and maintain a hydrogen fueling system and appurtenant equipment described in Exhibit B (the "Project"); (ii) construct, install, operate, and maintain utility lines for the delivery of water and power to the Project; and (iii) install signage on existing fuel price marquee for Hydrogen pricing, as well as other signage that is mutually agreeable to the parties.  All work shall be done in accordance with all laws, regulations, and permits.  HGI shall submit to Station design and construction drawings and plans to Station to approve.  HGI agrees to keep the hydrogen dispenser(s) and all equipment in good working order at all times during the term of the HGI Lease.

2.         Station Reservation.  HGI use of the Leased Premises shall be limited to the hydrogen fueling system.  HGI does not believe that this use will adversely affect the use by Station of Station's Property as a convenience store and fueling station.

3. Payment.  As rental compensation under this Agreement, Station shall be paid Fifty Percent (50%) of the Net Profit of the Project.  The "Net Profit" shall mean the gross receipts from the sale of hydrogen, less the (a) cost of utilities for the Project and (b) Two Dollars ($2.00) per kg to HGI for expenses, which includes One Dollar ($1.00) per kg for OM&M and One Dollar ($1.00) per kg for equipment amortization; provided that HGI shall not be paid a portion of the Net Profit unless and until Station has been paid One Dollar ($1.00) per kg profit.  Station shall pay the utilities for the Project in accordance with the utility invoices and shall pay HGI for its expenses and its portion of the Net Profit on or before the tenth (10th) day of the month following such month, which payment shall be accompanied by a receipt showing the calculation of the fee.  Payments not made by the 15th of the month shall bear interest at the rate of the national prime rate plus five percent per annum.

4.     Construction of Project.  HGI shall have responsibility for the construction of the Project.  HGI shall construct the Project so as not to unreasonably interfere with Station's existing operations.  In connection with the Construction, HGI shall perform the Scope of Work attached hereto as Exhibit C.  HGI shall keep the building, other improvements and the Leased Property free and clear of all mechanics liens resulting from occupancy, use, repair or construction by or for HGI.

5.  Sales of Hydrogen.  Station shall assist HGI in the collection of payment from customers dispensing hydrogen from the Project, including facilitating credit card transactions.  All monies collected by Station on HGI's behalf shall be held for the account of HGI without deduction, except the cost of utilities, until disbursement to the parties.

6.  Maintenance and Repair.  HGI shall (i) maintain and keep the Project and surrounding property in good order, in a safe and sanitary condition and repair, and in compliance with applicable law (including, without limitation, all laws regulating the use, generation, storage, transportation or disposal of hazardous substances) and (ii) exercise its rights under this HFS LEASE in compliance with applicable law.  The construction, installation, operation, maintenance and repair work performed by HGI or its licensees shall be performed in accordance with applicable law. HGI shall secure and provide copies to Station of all necessary governmental permits prior to commencing such activities or operations.  HGI shall provide Station with at least thirty (30) days' written notice prior to the commencement of any work on Station's Property under the terms of this HFS LEASE.

7.  Insurance.  HGI, for itself and its successors and assigns agrees at all times to maintain insurance (and to cause each of its contractors working on the improvements or otherwise accessing the Leased Property to maintain insurance) insuring HGI and Station against all claims and demands for bodily injury and property damage with respect to the Leased Property (and the other rights granted to HGI under this HFS LEASE), the surrounding property and the related improvements as follows:

(a)  General liability insurance, all with a minimum combined single limit of at least $1,000,000 each occurrence and general aggregate of at least $2,000,000 for bodily injury and property damage (Station and the master landlord shall be an additional named insured on the policy);

(b)  Other Insurance.  HGI agrees to carry insurance against such other hazards and in such amounts as the holder of master landlord may require and communicated to HFI.

8.  Assignment. Neither party may assign this HFS Lease for any other purpose without the other party's prior written consent, which may not be unreasonably withheld, conditioned or delayed.

9.  Indemnity.

(a)  HGI, for itself and its successors and assigns, covenants and agrees that it shall indemnify and hold harmless Station, the master landlord, and their affiliates, assigns, officers, agents, contractors and employees from and against all claims, suits, demands, obligations, liens, lawsuits, damages and expenses of every kind and description (including reasonable attorneys' fees whether suit is filed or not and at all levels of court, including appeals) (collectively, "Claims") to which Station, the master landlord, their affiliates, assigns, its officers, agents, contractors and employees may be subjected by reason of injury, death or property damage arising from and out of HGI's or any of its affiliate's, officer's, agent's, contractor's, employee's, licensee's, invitee's, successor's or assign's (collectively, the "HGI Parties") use or operation of the Leased Property including, but not limited to, any liability arising out of (or in any way related to) the sale of hydrogen fuel, HGI Use, abandonment or the other rights granted under this HFS LEASE, and HGI and its successors and assigns shall fully reimburse Station and its affiliates, assigns, officers, agents, contractors and employees for any and all damages done to property or persons by any of the HGI Parties or in any arising out of (or relating to) the sale of hydrogen fuel.  Station represents, warrants and covenants that HGI shall have no liability for any past, present or future contamination or pollution, or breach of environmental laws, if any, located on or relating to Station's Property, unless directly attributable to the actions of HGI or relating to the sale of hydrogen fuel.  Station agrees to assume full responsibility for (and protect, indemnify, defend and hold harmless HGI against) any liability or cleanup obligations for any environmental claims, unless directly attributable to the actions of HGI.  Likewise, HGI agrees to indemnify, defend, reimburse and hold harmless Station and master landlord from and against any and all environmental damages arising from activities of HGI or employees, agents, contractors, guest, licensee, invitees or other third parties resulting from the presence of hazardous material upon the Leased Property or Property relating to HGI Use.

(b)  Station, for itself and its successors and assigns, covenants and agrees that it shall indemnify and hold harmless HGI, and its affiliates, assigns, officers, agents, contractors and employees from and against all Claims to which HGI, its affiliates, assigns, officers, agents, contractors and employees may be subjected by reason of injury, death or property damage arising from and out of Station's or any of its affiliate's, officer's, agent's, contractor's, employee's, licensee's, invitee's, successor's or assign's (collectively, the "Station Parties") use or operation of the Leased Property including, but not limited to, any liability arising out of (or in any way related to) the sale of petroleum products, and Station and its successors and assigns shall fully reimburse HGI and its affiliates, assigns, officers, agents, contractors and employees for any and all damages done to property or persons by any of the Station Parties.

10.  Term, Conditions to Effectiveness of Agreement.  This Agreement shall become effective upon the Effective Date shall continue for a period of four (4) years thereafter; provided that either party may terminate this Agreement upon thirty (30) days prior written notice to the non-terminating party in the event that the California Energy Commission (the "CEC") fails to fund the award to HGI under the CEC's "Alternative and Renewable Fuel Vehicle Technology Program."  Unless terminated by either party at least sixty (60) days prior to the end of the term, this Agreement shall automatically renew for successive one (1) year periods until either re-negotiated or terminated by either party upon sixty days prior written notice to the non-terminating party at the end of the year at the time of the notice is served.  Upon termination of this Agreement, HGI shall remove the Project from Station's Property and return the site to a condition as close as reasonably practicable to the condition of the site as of the Effective Date.  However, the HFI Lease may also be terminated by the non-defaulting party upon an event of default.  Events of default shall include the following:

a.       Station's failure to pay the expenses of the Project in accordance with Paragraph 3 and such default is not cured within 10 business days after written notice from HGI;

b.       HGI abandons the Leased Property;

c.       a party fails to completely perform or comply with any of its covenants, terms and conditions contained in this HGI Lease and such default is not cured within 30 business days after written notice from Station;

d.       HGI files a voluntary petition in bankruptcy or is adjudicated a bankrupt or insolvent, or takes the benefit of any relevant legislation that may be in force for bankrupt or insolvent debtors or files any petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief; or

e.       A petition is filed against HGI seeking any reorganization, dissolution or similar relief under any present or future federal, state or other statute, law or regulation, and shall remain un-dismissed for an aggregate of 120 calendar days.

Upon an event of default, the non-defaulting party shall have the option, without further notice to the defaulting party or further demand for performance, exercise any one or more of the below identified remedies (and any other remedy available at law or in equity).  The enumeration of the remedies does not exclude any other remedy, but all remedies are cumulative and shall be in addition to every other remedy now or thereafter existing by law or in equity.

f.        HGI shall have the right to direct all payment from the sale of hydrogen to HGI.

g.       Without obligation to seek another tenant, to institute suit against HGI to collect each installment of rent or other sum as it becomes due or to enforce any other obligation under this lease even through the Leased Property be left vacant or inoperable.

h.       To re-enter and take possession of the Leased Property including, without limitation, all improvements and any and all personal property thereon and to remove HGI and HGI's agent and employees therefrom, and either (1) terminate this HGI Lease and sue HGI for damages for breach of the obligations of HGI to Station under this HGI Lease, or (2) without terminating this lease, relet, assign or sublet the Leased Property, improvements or other personal property, as the agent and for the account of HGI in the name of Station or otherwise, upon the them and conditions Station deems fit with the new tenant.

11.  Notices.   Notices hereunder shall be in writing and shall be given by personal delivery or by deposit in the United States mail, certified mail, return receipt requested, postage prepaid, addressed to Station and HGI, at the addresses set forth below.  The date notice is given shall be the date upon which the notice is actually received, whether notice is given by personal delivery or is sent through the United States mail.  Either party may furnish to the other in writing a different mailing address.  Successors and assigns of Station or HGI, as owners of Station's Property and HGI's Property, shall provide the other with notice of their respective addresses.

If to Station:	P.O. Box 4529 Petaluma, Ca. 94955 Attention: Bryce Pattison Email: bryce@associatedpropane.com
If to HGI	P.O. Box 6911 Eureka, CA 95502 Attention: Paul Staples h24u@hygen.com

12.  Taxes.   At this time there is no fuel taxes involved in Hydrogen Fuels.  However, Station is responsible for collecting and paying all FTB sales taxes.  All other taxes are the responsibility of the individual parties separately and shall not cause any encumbrances on the any other party to this agreement.

13.  Confidential Information.

a.       Access.  Station acknowledges and agrees that any and all Confidential Information learned or obtained by Station during the term of this Agreement, shall be and is the property of HGI and its affiliates.

b.       Duty not to Disclose.  The Confidential Information will be kept confidential by Station, will not be used in any manner which is detrimental to HGI, will not be used other than in connection with Station's discharge of Station 's duties hereunder, and will be safeguarded by Station from unauthorized disclosure.

c.       Return of Confidential Information.  Following the termination of this Agreement, as soon as possible after HGI's written request, Station will return to HGI all written Confidential Information which has been provided to Station and Station will destroy all copies of any analyses, compilations, studies or other documents prepared by Station or for Station's use containing or reflecting any Confidential Information.

d.       Definition of Confidential Information.  For the purposes of this Agreement, "Confidential Information" shall mean all confidential and proprietary information of HGI, and its affiliates, including, without limitation, Inventions (as defined below), information about products, processes, technologies, engineering, research and development, the Company's marketing strategies, pricing policies or characteristics, customers and customer information, business or business prospects, plans, proposals, financial information or other information of similar character.  For purposes of this Agreement, the Confidential Information shall not include and Station's obligations shall not extend to (i) information which is generally available to the public, (ii) information obtained by the Consultant from third persons not under agreement to maintain the confidentiality of the same and (iii) information which is required to be disclosed by law or legal process.

14. Governing Law and Jurisdiction.   This HFS LEASE shall be governed by and construed in accordance with the laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application to this HFS LEASE of the laws of any jurisdiction other than the State of California.   The parties agree that all actions or proceedings arising in connection with this HFS LEASE shall be tried and litigated exclusively in the state courts located in Los Angeles, California and the United States District Court, Central District of California.

15.  Severability.  If any term, covenant or condition of this HFS LEASE or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, such provision, or the application of such term, covenant or condition to persons or circumstances other than those as to which it is held invalid or unenforceable, shall be deemed severable, and the remainder hereof shall not be affected thereby and each term, covenant, or condition of this HFS LEASE shall be valid and enforced to the full extent permitted by law.

16.  Amendment.  This HFS LEASE may only be amended  by  a written instrument signed by all of the parties to this agreement who attest herein are the owners of the parcels which are burdened and benefited by this HFS LEASE at the time of such amendment.

17.     Counterparts.   This HFS LEASE may be signed in multiple counterparts, but each such counterpart shall constitute but one original.

18.     Master Lease.  This HFS Lease is subject to the master lease between Station and the owner of the Property.  HFS agrees to comply with the terms of the master lease.  Station agrees to deliver a copy of the master lease and any amendments thereto to HFI.

19.     Attorney's Fees.  The prevailing party in any action or proceeding arising out of this HGS Lease shall be entitled to recover expert costs and attorney's fees.

TO HAVE AND TO HOLD, the Leased Property unto HGI, and HGI's heirs and assigns, so long as the same is used for purposes described herein.

IN WITNESS WHEREOF, the parties have caused these presents to be executed this 29th. Day of December, 2014.

STATION

Royal Petroleum, Inc. dba Golf Course 76 & Circle K

a California corporation

By:     /s/        Bryce Pattison

Name: Bryce Pattison

Its:  Principal

HGI

HyGen Industries, Inc.

a California Corporation

By:                 /s/        Paul Staples

Name:            Paul Staples

Its:                        Chairman/CEO

EXHIBIT A

Description of Station's Property

That Real Property located in the in the City of Rohnert Park, County of Sonoma, State of

California:

Street Address, 5060 Redwood Drive, Rohnert Park, California, County of Sonoma.

Station Site Plan with proposed outline of area to be used (in Red)

EXHIBIT B

Description of Project

HGI proposes to engineer, install, commission and service a commercial retail-scale pure clean renewable hydrogen generating and fueling station network.

The proposed fueling stations will incorporate state-of-the-art proton exchange membrane (PEM) electrolysis to generate all required hydrogen at the customers' sites.  This PEM Electrolyzer Hydrogen Generator will produce 2,144 standard cubic feet of hydrogen per hour, or up to 130 kg/day, and will be grid-interconnected.

All attempts will be made to procure Certified Green Renewable Power through Power Purchasing Agreements (PPAs), Community Choice to meet 100% of the fueling power demands of the stations (with a priority for off-peak wind generated and/or solar generated renewable power).  The purchase 100% renewable power combined with onsite hydrogen generation via electrolysis will ensure that each FCEV that fuels at one of the proposed stations is a true zero-emission vehicle - 100% pollution free - for the full fuel cycle of that vehicle.

The PEM electrolyzer-generated hydrogen will be compressed to 6,000 psi in on-ground storage vessels.  Each station will have the capability of storing up to 70,000 scf of hydrogen.  This hydrogen will meet or exceed the fuel quality specifications of fuel-cell electric vehicles.  This hydrogen will be dispensed to the vehicles via a duel hose-dispensing island.  The dispenser will be capable of on-vehicle storage of up to 5,000 psi, as well as 700 bar/10,000 psi with the addition of a booster.  As duty cycle is established in the first year, if beneficial, the system will incorporate redundancy of the compressor systems to reduce downtime of the most trouble-prone components of a gaseous fuel system.  Onsite electrolysis, with its PEM cell stack configuration, is particularly well suited for system capacity upgrade through scalability of the system.  This proposed project includes the following additional elements:

  The hydrogen fueling island will be supported with a dual-hose dispenser meeting all industry-standard hydrogen fuel dispensing specifications for both 350 and 700 bar dispensing.  The footprint is expected to be under 500sq. ft.

  A thorough safety assessment to ensure strict compliance with applicable codes and standards and industry accepted practices.

  An extensive public outreach campaign, operator training, and maintenance and service agreements.

  Listing with the California Fuel Cell Partnership Station Online Status System (SOSS), U.S. Department of Energy's Alternative Fuels Data Center "Station Locator" interface and other hydrogen station mapping systems, as they come online.

  HGI will also implement its own 24/7 live, remote station monitoring and security system.

EXHIBIT C

HGI Scope of Work and Station's Responsibilities.

The Scope of Work may be changed according to the progress and requirements for the completion of the Project (or "Work") at the discretion of the HGI.

1.      If HGI is awarded some part of the CEC funding, the Project deployment responsibilities will be:

1.1.  Conducting site surveys, contact local utilities to discuss electrical requirements.

1.2.  Negotiations with Renewable Power Producers and local electric utilities to contract to purchase 100% carbon free renewable power to run the systems installed.

1.3.  Designing layout of systems to meet service requirements, permitting requirements and codes.

1.4.  Submit detailed plans to local building and planning departments to acquire permits to begin installation.

1.5.  Upon receiving permits to begin, prepare site for installation of equipment.

1.6.  Upon completion of Site Prep, have building inspector and Fire Marshal conduct inspection for approval.

1.7.  When fueling systems equipment arrives, install systems.

1.8.  Once equipment is installed, before finishing ground work (exposed piping, electric connections, etc.) have final inspection by Fire Marshal and Building Inspector.

1.9.  After installation is complete, have Fire Marshal return to do site and systems inspection, and check for final "safe to operate" approval.

1.10 Final commissioning by CEC, filling first FCEV.

1.11 Begin Monitoring & Maintenance plans.

2.0   Station Owner Responsibilities.  If HGI is awarded some part of the CEC ARFVTP funding, the HFS Project deployment responsibilities will be:

2.1 Location for equipment - Station will provide space at station location to install the HFS including a space on the fueling island for at least 1 dispenser.

2.2 Signage and tagging all advertising.  Station will provide signage on existing fuel price marquee for Hydrogen pricing, as well as signage at same that hydrogen fueling is coming once permits have been issued.

2.3 Connection /access to water and electricity.

2.4 Facilitate Credit Card sale of hydrogen fueling, and provide HGI with agreed upon funds (outlined in Attachments herein) to pay electric charges, amortization costs, Operation, Maintenance & Monitoring (OM&M) costs, and agreed upon profit split, associated with hydrogen production.

2.5 Cooperate with HGI's plan to purchase 100% Carbon Free electricity to sell only 100% Carbon Free Renewable Hydrogen Fuel.

2.6 HGI will be responsible for paying all electric costs for the HFS out of the fuel sales.  The HFS will be metered to provide accurate measurement of electricity used by the HFS.

Attachment 1

Hydrogen Fuel Cost Estimates and Station Profit Projections

Station Profit Projections Summary for initial deployment and 1st. System Expansion

First Phase Deployment Projections of Phase 2 Operations Deployment (CEC Funded)

System Production Capacity - 130 kg/day

$1.00 mark-up = Gas station profit - $130.00/kg/day

130 kg/day

X $1.00/kg

$130.00 profit/day - Station Owner Profit.

X 30 days = $3,900.00/month Station Owner Profit.

During this introduction stage, sales for fuel will be sluggish as vehicle deployment takes hold.  During this time, we will seek to recruit industrial gas customers that currently use hydrogen in their businesses, i.e., Construction and Fabricators (i.e, Welding), Glass makers, Semi-conductor companies, chemical and food processors, Technology Companies of all kinds, Aerospace, etc.  Currently these companies pay up to $25.00/kg at 350 bar (5,000 psi).  We would sell it to them for our retail price at $10.00 - $11.00/kg.

Cost /kg largely dependent upon cost/kwh.  We estimate a net cost/kwh at $0.10/kwh in the beginning through a Merchant contract with a renewable developer.  When we start expansion, we will go to a longer term power purchasing agreement (PPA) at $0.07 through Direct Access.  Which will lower the unit cost to $0.04/kwh from Wind Producer, plus $0.03/kwh Transmission & Distribution (T&D) when 100 Stations are achieved at 390kg/station/day,

Fueling systems will be designed to be easily expandable as sales increase.  If sales achieve 60% of system capacity in vehicle fuel sales in the first year, expansion plans will be triggered to expand the systems capacity by a minimum of 100% within the 2nd. Year, as well as to the network for more stations.  By the end of the 2nd. year we will be planning the expansion of each system to up to 390kg/day.  Profit projections above are for initial pilot deployment only.  As production of vehicles increases fuel demand will increase, and system size will be increased, profits will increase.  We will be expanding the network with each CEC PON (Program Opportunity Notice/RFP Funding Program) every year after first systems network is deployed to both expand existing systems, and to expand to new locations.  These expansions will increase our Renewable Energy demand and will put us in a position to negotiate lower energy costs with power producers through Direct Access PPAs.

Expansion systems will produce 390kg/day

390 kg/day

 X  $1.00/kg. Station Profit

$390.00 Profit per day/station

X 30 days

$11,700.00 profit/month/station

The above starter system is scalable and can be upgraded to meet immediate demand needs to a 200kg/da, in which case the system would then generate up to $200.00/day in profits.

Direct Access is a vehicle by which large wholesale energy customers can access energy directly from the power producers bypassing the utilities profit center, thereby avoiding utility markup, by taking on the power scheduling activities of the utilities in house and only paying Transmission and Distribution (T&D) charges of $0.03/kwh.  Reducing the cost/kwh from $0.10/kwh to $0.07/kwh.

Hydrogen Fuel Cost Estimates and Station Profit Projections

Cost Estimate per Kilogram (kg) of hydrogen for initial deployment System

The cost/kg of hydrogen consists of the following hard expenses that make up the retail price of the fuel:

Cost of power.  Depending on the price of electricity we can negotiate either through a Direct Access (DA) Power Purchasing Agreement (PPA) or through the County of Sonoma's Community Access is estimated to be approximately $5.70/kg to & 7.50/kg

System Amortization:  This involves the cost of the equipment spread out over the system capacity over the life of the equipment (mostly the Electrolyzer)  $1.00/kg.  This charge will be used to upgrade system when expansion becomes necessary.

OM&M - Operations, Maintenance & Monitoring:  HGI, in the beginning, will be Monitoring all systems remotely 24/7.  The equipment has been designed, tested and built for use in life critical end uses, for life support and auxiliary power on submarines in the DOD, the Shuttle for NASA, and the International Space Station.  If these systems don't work dependably, people's lives are in jeopardy.  So it has to work.  Also the systems have been in operation at stations all over the world.  Some at retail stations, but mostly at fleet stations.  However, this is the first retail deployment in any significant commercial locations in this country dealing with the general public. That means, at least in the beginning things need to be idiot proof.  Monitoring at this point is an important backup to deal with the idiots.

We will also be doing regularly scheduled maintenance on all the equipment as well as unscheduled maintenance.  Again, since we can not fully predict what that is, it will require a learning curve.  To that we are requiring at least $1.00/kg for OM&M.

Cost Summary/kg:
Average Power costs:	$6.60
System amortization/Upgrade costs:	$1.00/kg
OM&M	$1.00
Cost/kg	$8.60
Profit to HGI	$1.00
Profit to Station	$1.00
Total Retail Price:	$10.60/kg*

If price/kwh goes higher, cost will go up, if lower, it goes down.  We always make a $1.00/kg.  Unless competition requires us to evaluate and reduce profit/kg in order to sell more kgs.  After all that is what matters.  This will be done mutually through written addendum to this Agreement.